LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement") dated on May 20, 2024.

BETWEEN:

Ark7 Properties Plus LLC

1 Ferry Building, Ste 201

San Francisco, CA 94111

(the "Lender")

AND

Ark7 Properties Plus LLC - Series #ZAUH4

1 Ferry Building, Ste 201

San Francisco, CA 94111

(the "Borrower")

IN CONSIDERATION OF the Lender loaning certain amount of the loan (the "Loan") to the Borrower, and the Borrower repaying the loan to the Lender, both parties agree to keep, perform and fulfill the promises and conditions set out in this Agreement:

Loan Amount & Interest

  The Lender promises to loan $210,000.00 to the Borrower and the Borrower promises to repay this principal amount to the Lender, with interest payable on the unpaid principal at the rate of 10.00% per annum, calculated semi-annually not in advance, beginning on May 20, 2024. The Borrower may prepay the Loan but in no event shall the interest rate chargeable hereinabove for any day be less than 3.00% per annum.

Payment

  This Loan will be repaid in full on May 19, 2025.

Bank Account Authorization

  Lender will authorize Borrower to use Bank of America checking account ending with 6974 for property acquisition purpose.

Default

  Notwithstanding anything to the contrary in this Agreement, if the Borrower defaults in the performance of any obligation under this Agreement, then the Lender may declare the principal amount owing and interest due under this Agreement at that time to be immediately due and payable.

Governing Law

  This Agreement will be construed in accordance with and governed by the laws of the State of California.

Costs

  All costs, expenses and expenditures including, without limitation, the complete legal costs incurred by enforcing this Agreement as a result of any default by the Borrower, will be added to the principal then outstanding and will immediately be paid by the Borrower.

Binding Effect

  This Agreement will pass to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Borrower and Lender. The Borrower waives presentment for payment, notice of non-payment, protest, and notice of protest.

Amendments

  This Agreement may only be amended or modified by a written instrument executed by both the Borrower and the Lender.

Severability

  The clauses and paragraphs contained in this Agreement are intended to be read and construed independently of each other. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

General Provisions

  Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminine and vice versa.

Entire Agreement

  This Agreement constitutes the entire agreement between the parties and there are no further items or provisions, either oral or otherwise.

IN WITNESS WHEREOF, the parties have duly affixed their signatures under hand and seal on the date first above written.

SIGNED, SEALED, AND DELIVERED

ARK7 PROPERTIES PLUS LLC

By	/s/ ARK7 INC., as managing member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	CEO

SIGNED, SEALED, AND DELIVERED

ARK7 PROPERTIES PLUS LLC - SERIES #ZAUH4

By	/s/ ARK7 INC., as managing member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	CEO